PRESS RELEASE

Loncor Updates Exploration Activities at its Ngayu Project Joint Venture with Barrick

●  Several drill targets delineated by Barrick with drilling expected to commence in June 2019

Toronto, Canada - May 9, 2019 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN") is pleased to provide an update on exploration activities undertaken by Barrick Gold (Congo) SARL (formerly Randgold Resources Congo SARL) ("Barrick") on Loncor's Archean greenstone Ngayu gold project in northeastern Democratic Republic of the Congo (the "DRC").  Such activities are being carried out as part of the joint venture agreement between Barrick and Loncor.  The Ngayu Archean greenstone belt is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick.

Drill targets have now been delineated by Barrick on a number of prospects at Ngayu, with drilling expected to commence in June.  A number of these targets have similar host lithological, structural and alteration characteristics to the Neoarchean orogenic gold deposits of the Moto and Geita greenstone belts that host the Kibali and Geita gold mines.  In 2018, the Kibali and Geita mines produced 807,251 ounces and 564,000 ounces of gold respectively.

Exploration by Barrick at Ngayu this year has been focused on the 30 kilometre strike Imva fold area in the west of the Ngayu belt, where a new base camp has been established at Mambati.  A number of prospects are being assessed along the Imva fold structure including Bikira, Bikira South (Asese), Bavadili West, Makasi trend, Lybie (Matete East) and Bakpau.

At the blind Bavadili West prospect, trenching and pitting over a 120 metre southwest-northeast strike has identified a shallow plunging (15-20°/310°) mineralized zone controlled by the intersection of a steep mineralized structure, which runs subparallel to the axial plane of the Bavadili antiform and a cherty-BIF (Banded Ironstone Formation) unit.  Due to the plunging and strongly brecciated nature of the structure and limited surface expression, a drill motivation consisting of four core holes has been proposed to test the down plunge and down dip potential.

At Bikira, scout trenching to test a model of an overturned fold with mineralisation hosted in the limbs of an interpreted BIF took place during the first quarter of 2019.  Results are pending.  At Bikira South (Asese), initial reconnaissance work generated encouraging first-pass exploration results including multiple +1g/t Au lithosamples up to 13.1g/t Au in brecciated BIF.  Scout pitting and additional lithosampling in the vicinity of a 13.1g/t Au sample returned assays from 1 to 5.2g/t Au hosted in foliated and silicified volcano sediments.  Three auger fence lines were then drilled within the area over a 300 metre strike confirming the continuity of the host BIF.  Trenching is underway to further advance the target.

On the Makasi trend, models were developed to evaluate the down plunge potential of the Makasi workings to the southwest.  Mineralisation appears to occur almost exclusively within the metasediments as discrete zones, elliptical in shape and plunging to the southwest at 30° to 40° and controlled by pinch and swell structures.  Southwest-northeast trending dolerite and quartz feldspar porphyry dykes generally bound the mineralization.  The gold-related alteration assemblage consists of quartz, chlorite, sericite, carbonate with varying amounts of albite, pyrite, and graphite.  Two main types of mineralization have been identified in the previous Itali boreholes, one of which is related to quartz-carbonate veins and the other has disseminated sulphides associated with ankerite and silica.  A first pass three hole core drilling program (for a total of 867 metres) has been proposed to target the down plunge continuity of the mineralisation lode intersected in trench IT002 (42.5 metres @ 2.11g/t Au) and in drill hole NIDD001 (38.82 metres @ 2.66g/t Au) (this trench IT002 intersection and drill hole NIDD001 intersection were completed by Loncor and reported by Loncor in its January 26, 2012 press release, a copy of which release can be obtained from SEDAR at www.sedar.com).

At Bakpau, exploration was extended towards the northeast over a 1.2 kilometre +80ppb residual soil anomaly associated with the intersection between interpreted northeast and east-northeast structures.  A historic trench, IMT0002 (33 metres @ 0.53g/t Au, including 7 metres @ 0.84g/t Au), is being investigated by a northwest-southeast trending trench, BKTR0001, to test for any extensions and to identify the true width of the mineralised zone.

At Lybie (Matete East), the main focus of exploration during the first quarter of 2019 was the start of a first pass reconnaissance pitting and trenching program.  Pitting returned up 0.97g/t Au within cherty BIF.  Trenching over the highest pit values confirmed wide low-grade mineralisation (20 metres @ 0.27g/t Au).  Trench excavation will continue towards the north and south to assess the controls for the associated deformation and alteration.

Drill targets were also developed last year at the Anguluku prospect area (including Golgotha, Baberu and Bayinga) in the southwest side of the Ngayu greenstone where a sequence of fine grained metasediment, carbonaceous shale, metabasalt and BIF trend approximately eastwest and dip moderately to south-southwest within an antiformal structure.  An initial 10 core hole (2,490 metres) drilling program is proposed to test 4,500 metres of potential strike.

Joint Venture Agreement with Barrick

As per the joint venture agreement signed in January 2016 (reference is made to Loncor's January 19, 2016 press release), Barrick manages and funds exploration of the exploration permit areas comprising Loncor's Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

Certain parcels of land within the Ngayu project surrounding and including the Makapela and Yindi prospects have been retained by Loncor and do not form part of the joint venture with Barrick.  Barrick shall have certain preemptive rights over these two areas.  Loncor's Makapela prospect has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Qualified Person

William R. Wilson, a director of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Report

Certain additional information with respect to the Company's Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo (the "DRC") -- the Ngayu and North Kivu projects.  The Company holds exploration permits covering a significant portion of the Ngayu Archean greenstone belt in Tshopo province in the northeast DRC and is its main focus.  The Company also controls exploration permits covering an area of approximately 13,000 km2 in North Kivu province.  Both projects have historic gold production.

Additional information with respect to the Company's projects can be found on the Company's website at www.loncor.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, mineral resource estimates, future drilling and other exploration by the joint venture with Barrick, and potential gold discoveries) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, President & CEO, Toronto, Ontario, Tel: + 1 (416) 361 2510.